CORRESPONDENCE

GREIF, INC.

425 Winter Road

Delaware, Ohio 43015

May 7, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 25049

Re: Greif, Inc.

Form 10-K for Fiscal Year Ended October 31, 2014 Filed January 21, 2015

Response Letter Dated April 14, 2015

File No. 1-00566

Ladies and Gentlemen:

This letter is in response to the April 23, 2015 comment letter (the “April 23 comment letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) to Lawrence A. Hilsheimer, Chief Financial Officer of Greif, Inc. (the “Company”), with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2014 (the “2014 Form 10-K”). Based on the April 23 comment letter, management believes that it misinterpreted certain of the requests in responding to the Staff’s initial comment letter dated March 25, 2015. This letter will clarify those matters. As further explained in this letter, management does not believe that there were any material omissions of information that would require an amendment to the 2014 Form 10-K.

For convenience, each comment contained in the April 23 comment letter is repeated below (in italics) followed by the Company’s response.

Form 10-K for Fiscal Year Ended October 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 21

Year 2014 Compared to Year 2013, page 22

1.

We note your response to comment 1 in our letter dated March 25, 2015. It is unclear how your disclosures of the impairment charges recognized fully explain the variation in the foreign earnings before income taxes as a percentage of total income before income tax expense. When the impairment charges are added back and Timberland gains are removed from the total and to the non-U.S. and U.S. amounts, there is still a significant variation in the composition of total income before income tax expense for U.S. and non-U.S. when comparing fiscal year 2014 to fiscal year 2013. Specifically, non-U.S. percentage of total income before income taxes declines to 27.7% for fiscal year 2014 compared to 41.1% for fiscal year 2013, excluding the impairment charges and Timberland gains. As such, we continue to request that you enhance your discussion and analysis of your operating results to provide investors with insight as to the material factors causing a decline in your foreign operations operating results without a corresponding decline in your foreign operations net sales.

In its April 14 response letter, the Company’s response to Staff Comment 1 focused on the Company’s goodwill and non-cash impairment charges and Timberland gains for fiscal years 2012 – 2014 because they were the most significant items. However, the Company should also have referenced the impact of gains and losses on sales of businesses and restructuring charges for such fiscal years, which are discussed in Notes 2 and 7, respectively, in the 2014 Form 10-K.

The gains on sales of businesses, net was $11.5 million for fiscal year 2014 compared to $-0- for fiscal year 2013 (no sales of businesses were recorded for fiscal year 2013). For fiscal year 2014, gains on sales of businesses for U.S. operations was $23.0 million and losses on sales of businesses for non-U.S. operations was $11.5 million. Restructuring charges were $16.1 million for fiscal year 2014 compared to $4.8 million for fiscal year 2013. For fiscal year 2014, restructuring charges for U.S. operations were $1.2 million and restructuring charges for non-U.S. operations were $14.9 million.

The following table sets forth the U.S. and non-U.S. percentages of the following for fiscal years 2014 and 2013: consolidated net sales; consolidated income before income tax expense; consolidated income before income tax expense before the impact of Timberland gains, impairment charges, gains and losses on sales of businesses and restructuring charges (“Special Items”); and a summary of the applicable Special Items included in the U.S. and non-U.S. calculations:

Summary
	FY 14	FY 13
Non-U.S. % of Consolidated Net Sales	55.0%	56.3%
U.S. % of Consolidated Net Sales	45.0%	43.7%

	100.0%	100.0%

Non-U.S. % of Consolidated I.B.I.T.	-10.8%	33.0%
U.S. % of Consolidated I.B.I.T.	110.8%	67.0%

	100.0%	100.0%

Non-U.S. % of Consolidated I.B.I.T. before Special Items	38.6%	42.4%
U.S. % of Consolidated I.B.I.T. before Special Items	61.4%	57.6%

	100.0%	100.0%

U.S. I.B.I.T. Reconciliation
	FY 14	FY 13
U.S. I.B.I.T.	175.0	163.1
Tangible Asset Impairments	6.0	5.9
Intangible Asset Impairments	—	—
Timberland (Gains)	(17.1)	(17.3)
Restructuring Charges	1.2	(0.7)
(Gain)/Loss on Sale of Businesses	(23.0)	—

Total U.S. Special Items	(32.9)	(12.1)

U.S. I.B.I.T. before Special Items	142.1	151.0

Non-U.S. I.B.I.T. Reconciliation
	FY 14	FY 13
Non-U.S. I.B.I.T.	(17.0)	80.3
Tangible Asset Impairments	29.5	25.5
Intangible Asset Impairments	50.3
Timberland (Gains)	—	—
Restructuring Charges	14.9	5.5
(Gain)/Loss on Sale of Businesses	11.5	—

Total Non-U.S. Special Items	106.2	31.0

Non-U.S. I.B.I.T. before Special Items	89.2	111.3

*	Income Before Income Tax Expense= I.B.I.T.

As indicated by the chart above, non-U.S. income before income tax expense before Special Items, as a percentage of total income before income tax expense before Special Items, declined 3.8 % from fiscal year 2013 to fiscal year 2014. The primary reason for this decline was that U.S. results improved slightly, before the impact of Special Items, primarily due to changes in the Paper Products segment and non-U.S. results decreased slightly primarily due to poor results in the Flexible Products and Services segment, all of which is described in the segment review section of Management’s Discussion and Analysis in the 2014 Form 10-K. Management believes that, because the 3.8% change was not material, an amendment to the 2014 Form 10-K is not required.

In view of the Staff’s comments, to improve the Company’s disclosures in future filings, beginning with its Form 10-Q for the fiscal quarter ending April 30, 2015, the Company will include enhanced disclosures of the factors impacting the income before income tax expense for U.S. and non-U.S. operations before Special Items within the Other Income Statement Changes of Management’s Discussion and Analysis. The following is an example of such enhanced disclosure:

Income before income tax expense derived from non-U.S. operations as a percentage of consolidated operating profit decreased from X.X% to X.X% for the three months ended April 30, 2015 and 2014, respectively. After eliminating the impact of timberland gains, restructuring charges, impairment charges and gains and losses on the sales of business, income before income tax expense derived from non-U.S. operations as a percentage of consolidated income before income tax expense decreased from X.X% to X.X% for the three months ended April 30 2015 and 2014, respectively. This decline in income before income tax expense from non-U.S. operations as a percentage of consolidated income before income tax expense was primarily due to the declining performance of the Flexible Products & Services segment. The increase in income before income tax expense from U.S. operations as a percentage of consolidated income before income tax expense was due to improving results in the Paper Packaging segment.

Other Income Statement Changes, page 26

Income Tax Expense, page 26

2.	We note your response to comment 4 in our letter dated March 25, 2015. It remains unclear how you determined that your non-U.S. operations are not material to your effective tax rate. In this regard, we note that your non-U.S. operations resulted in a net increase to your effective tax rate of 2.9%, even though non-U.S. operations reported a loss before income tax expense and the US operations is a higher tax rate jurisdiction. Further, we note your line item, “Foreign partnerships”, reduced the effective tax rate by 5.3%, and it is unclear what this line item includes. Whether the expanded disclosure is provided at the individual jurisdiction level or in another manner, it would appear that expanded disclosures for the impact your non-U.S. operations is having on your effective tax rate should be provided.

The Company’s response to Staff Comment 4 in the Company’s April 14 response letter was based on management’s interpretation of the term “jurisdictions.” Management interpreted “jurisdictions” to mean “countries.” Consequently, management thought it was being responsive to Staff Comment 4 in the April 14 response letter when it stated no individual country, other than the U.S., is material to the Company’s results of operations or to its income tax expense. However, management now understands that the Staff is referring to the Company’s non-U.S. operations as one jurisdiction, in which case management agrees that the Company’s non-U.S. operations are material to the Company’s effective tax rate. Management notes that, as a result of the impact on the Company’s effective tax rate, substantial disclosure was provided in the Other Income Statement Changes of Management’s Discussion and Analysis section of the 2014 Form 10-K describing the primary contributors from non-U.S. operations to the effective tax rate. This disclosure included identification of specific countries and was referenced in the Company’s April 14 response letter. For this reason, management believes that an amendment to the 2014 Form 10-K is not required. However, as discussed in the Company’s April 14 response letter, the Company will expand its disclosure in future filings to be more specific as to the factors that may lead to a conclusion that a material change in valuation allowance is necessary in a discrete tax jurisdiction.

Management agrees with the Staff’s reference to the 2.9% impact on the effective tax from the non-U.S. operations even though non-U.S. operations reported a loss before income tax expense. The reason for this impact was the incremental increases in the valuation allowances that were recognized by non-U.S. operations, which are also described in Management’s Discussion and Analysis section of the 2014 Form 10-K. As described above in the Company’s response to Staff Comment 1, the Company will provide additional detail on the drivers and mix of U.S. versus non-U.S. income before taxes in future filings.

Certain Greif U.S. entities are partners in foreign-domiciled partnerships. The economic income and losses pass through to the Greif U.S. entities under partnership tax principles and reduce the effective tax rate of the Company’s U.S. operations. As a result, the tax effect of these foreign-domiciled partnerships impacts the effective tax rate of the Company’s U.S. operations.

Management intends to continue to provide expanded disclosure in Management’s Discussion and Analysis section in its filings consistent with the specific factors making a material contribution to the Company’s effective tax rate. The form of the expanded disclosure will need to be flexible in order to react to specific events of the period impacting the effective tax rate, such as U.S. versus non-U.S. pre-tax income mix and valuation allowances on deferred tax assets.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please contact me at your convenience.

Very truly yours,

By	/s/ Lawrence A. Hilsheimer
Lawrence A. Hilsheimer
Executive Vice President and Chief Financial Officer